UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ILLUMINA, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0804655
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Illumina Way, San Diego, California	92122
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On January 25, 2012, in order to protect stockholders from coercive or otherwise unfair takeover tactics, the Board of Directors of Illumina, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company. The dividend is payable on February 6, 2012 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares”), at a price of $275.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated January 26, 2012 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A. as Rights Agent (the “Rights Agent”).

Distribution Date; Exercisability

Initially, the Rights will be attached to all Common Share certificates or to the registration of uncertificated Common Shares in the Company’s share register, if any, and no separate certificates evidencing the Rights (“Right Certificates”) will be issued. Separate Right Certificates will be mailed to holders of record of the Common Shares as soon as practicable after the close of business on the earlier to occur of (i) the tenth business day following a public announcement indicating that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (which includes for this purpose stock referenced in derivative transactions and securities) or (ii) the tenth business day (or such later date as the Board of Directors may determine prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the then outstanding Common Shares (the earlier of such dates being the “Distribution Date”).

The Rights Agreement provides that, until the Distribution Date (or earlier expiration, redemption or exchange of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the initial transaction statement or subsequent periodic statements with respect to uncertificated Common Shares, if any, that are registered after the Record Date upon transfer or new issuance of such Common Shares will also contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares, or the registration of transfer of ownership in the Company’s share register with respect to uncertificated Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or registration.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 26, 2017 (the “Final Expiration Date”), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Flip-In

If a person or group becomes an Acquiring Person (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an exercise price of $275.00 per Right, each Right not owned by an Acquiring Person following an event set forth in the preceding paragraph would entitle its holder to purchase $550.00 worth of Common Shares (or other consideration, as noted above) for $275.00. Assuming a value of $55.00 per Common Share at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $275.00.

Flip-Over

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.

Exchange

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio per Right of one Common Share, or, under certain circumstances, other securities of equivalent value to one Common Share having substantially similar rights, privileges, preferences, voting power and economic rights (subject to adjustment).

Redemption

At any time prior to the Distribution Date, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

Adjustment

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

Preferred Shares

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Certain Anti-Takeover Effects

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding Common Shares. The Rights however, should not interfere with any merger or business combination approved by the Board of the Company.

Further Information

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on January 26, 2012. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.   EXHIBITS.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description

1	Rights Agreement, dated as of January 26, 2012, between Illumina, Inc. and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 26, 2012).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Illumina, Inc.

By:	/s/ Christian G. Cabou
Name:	Christian G. Cabou
Title:	Senior Vice President & General Counsel

Date: January 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated as of January 26, 2012, between Illumina, Inc. and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 26, 2012).